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404-881-7000

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www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

February 1, 2013

Via EDGAR AND Overnight Delivery

Mr. Michael McTiernan
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3010
Washington, D.C. 20549-6010

Re:	ARC Realty Finance Trust, Inc.
Registration Statement on Form S-11
File No. 333-186111

Dear Mr. McTiernan:

This letter sets forth the response of our client, ARC Realty Finance Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated January 31, 2013 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 2”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Table I: Experience in Raising and Investing Funds, page A-3

1.           Comment:     We note your response to comment two. However, as we do not see any changes to the filing in response to comments 26 and 27, we reissue the comments.

Response:     Per our conversation with the Staff on February 1, 2013, the Issuer undertakes to revise Table I in response to the Staff’s comment when it updates its prior performance information on or before April 30, 2013.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Michael McTiernan

February 1, 2013

Notes to Consolidated Financial Statements, page F-8

Note 2. Summary of Significant Accounting Policies, page F-8

2.           Comment:     We note your disclosure that a statement of operations is not presented and earnings per share has not been computed as it is deemed not meaningful. As a statement of operations has been presented for the period ended please update your disclosure accordingly.

Response:     The Issuer has revised page F-8 of the prospectus in Amendment No. 2 in response to the Staff’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	Lesley H. Solomon, Alston & Bird LLP
Nicholas S. Schorsch, ARC Realty Finance Trust, Inc.
Nicholas Radesca, ARC Realty Finance Trust, Inc.